Filed by William Lyon Homes

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: William Lyon Homes

(Commission File No. 001-31625)

The following is the transcript of William Lyon Homes’ earnings call held on November 21, 2019:

William Lyon Homes Q3 2019 Earnings Conference Call

Date: 11-21-2019 16:00:00 EST

Corporate Participants:

Matt Zaist - William Lyon Homes, President & CEO

Colin Severn - William Lyon Homes, Senior VP & CFO

Larry Clark - William Lyon Homes, Investor Relations

Operator: Good day, ladies and gentlemen, and welcome to the Third Quarter 2019 William Lyon Homes Earnings Conference Call. My name is Daniel and I will be your Operator today. At this time, all participants are in a listen-only mode.

This call is being recorded and will be available for replay through November 29, 2019, starting this afternoon approximately one hour after the completion of the call.

Now I’d like to turn the call over to Mr. Larry Clark, Investor Relations for the Company. Please go ahead, Mr. Clark.

Larry Clark: Thank you, Operator. Good afternoon and thank you for joining us today to discuss William Lyon Homes’ financial results for the three months ended September 30, 2019. The Company’s press release regarding such results was filed on November 6, 2019, and is available on the Company’s website. The press release also includes a reconciliation of non-GAAP financial measures used therein.

Before we continue, please take a moment to read the Company’s notices regarding forward-looking statements, important additional information and where to find it, and participants in the merger solicitation, which is included in the press release related to the announcement of this call. As explained in the notice, this conference call may contain forward-looking statements, including statements concerning future financial and operational performance. Actual results may differ materially from those projected in the forward-looking statements and the Company does not undertake any obligation to update them. For additional information regarding factors that could cause actual results to differ materially from those contained in the forward-looking statements, please see the Company’s SEC filings.

With us today from management are Matt Zaist, President and Chief Executive Officer and Colin Severn, Senior Vice President and Chief Financial Officer.

Now I’d like to turn the call over to Matt Zaist.

Matt Zaist: Thank you Larry. Welcome ladies and gentlemen, and thank you for taking the time to join us today.

As you know, the Company’s previously scheduled third quarter 2019 financial results conference call was postponed in light of the concurrent announcement on November 6th of the Company’s entry into a definitive merger agreement, under which William Lyon Homes will become part of Taylor Morrison Home Corporation, subject to the terms of that agreement. This transaction, at completion, would create the nation’s fifth largest homebuilder, and the combined company would be positioned as a Top 5 builder in 16 of the combined company’s 23 markets across the US. As you can imagine, there was a tremendous amount of work required leading up to such an announcement outside of day-to-day business operations, especially with respect to senior executive and regional management. All things considered, we were pleased with our financial performance for the third quarter, with strong bottom-line results driven by our improving home building gross margins, and profitability from our ancillary business operations including financial services and our new mixed-use redevelopment business.

From a monthly sales rate perspective in Q3 2019 we saw similar rates of absorption in July and September as we did the prior year, at 2.8 sales per community in each of those respective months.    We saw a dip in August to a slower-than-anticipated 2.5 sales per community, which led to the differential in our overall results compared to expectations. Total net new home orders were 940 for the quarter, down 6% from the third quarter of 2018.

We continue to see the strongest performance from the entry-level and first time move-up buyer segments, selling at a monthly pace of 3.3 sales per community and 2.6 sales per community, respectively, which combined represented 82% of our third quarter closings and 85% of our backlog at the end of the quarter. These consumers seem to be responding well to our communities that offer attainable housing at or below market median prices.

We delivered 995 homes during the quarter, generating homebuilding revenue of approximately $465 million, both down moderately when compared to the year ago quarter. The slower sales pace in the first part of August lead to a lower-than-expected number of spec deliveries for the quarter.

Contributing to our financial results for the quarter was a strong contribution from our financial services platform. As discussed previously, the Company had launched ClosingMark Financial Group, a wholly-owned subsidiary offering a full suite of financial services including title agency and mortgage services for our homebuyers and other retail customers. During the third quarter, we completed the integration of our existing mortgage joint venture operations and loan pipeline into this platform under the ClosingMark Home Loans brand. In total, our Financial Services segment recorded income of $3.7 million for the third quarter, up from $500,000 in the third quarter of last year.

Additionally, we have been working on a mixed-use redevelopment platform as a complement to our homebuilding operations, and during the third quarter we recorded our first multi-family apartment sale, which generated a profit of $4.3 million.

Our gross margins for the quarter, excluding a one-time inventory charge, which Colin will discuss later, were 16.5%, up 50 basis points sequentially from the second quarter of this year. Excluding previously capitalized interest, our adjusted homebuilding gross margin percentage was 20.6%, up 30 basis points sequentially.

Adjusted pre-tax income for the quarter was $30.8 million, and adjusted net income available to common stockholders was $16.1 million, or $0.41 per diluted share, all showing meaningful improvement from the second quarter.

Moving on to our markets, highlights for the quarter included our Arizona, Texas and Colorado operations which continued to perform well and experience an absorption rate in excess of the Company average. Our California operations achieved an overall absorption pace that was consistent with the third quarter of last year. The Pacific Northwest and Nevada lagged the overall Company average from a sales pace perspective, but we are pleased with the improvements we’ve seen with product repositioning, as well as the senior management changes we’ve implemented in Nevada and Oregon, and the new community openings which we feel will improve operating results as we move into 2020.

Company-wide, our dollar value of orders for the third quarter of 2019 was approximately $432 million, down 5% year-over-year. The year-over-year decline was driven primarily by a lower ASP of orders due to mix, including a higher percentage of orders from our operations in Texas and Arizona, and fewer orders from Northern California as well as the product repositioning to lower priced product in markets like Nevada and the Pacific Northwest.

Backlog conversion rate for the quarter was 70%, which reflects a 600 basis point improvement over last year’s third quarter, driven by our continued commitment to our spec/start strategy.

Average community count for the third quarter was 114, down slightly from 116 average communities during the prior year quarter. The Company continues to be focused on development of its new communities and driving toward achievement of its community count growth goals for mid-2020 as articulated on last quarter’s conference call.

For a discussion on our financial results I’ll turn the call over to Colin.

Colin Severn: Thank you Matt.

Total homebuilding revenue for the third quarter of 2019 was $465 million, as compared to $534 million in the year-ago period. The decrease in home sales revenue was due to a 6% decrease in the number of homes delivered and an 8% decline in ASP. As we mentioned in previous quarters, our mix to a higher concentration of deliveries in Texas and Arizona has primarily driven the decrease in ASP.

ASP of homes in backlog at the end of the third quarter was approximately $449,000, and slightly lower than the ASP of homes closed during the most recent quarter, again primarily driven by geographic and product mix.

Gross margins for the third quarter included a one-time inventory charge of $6.6 million, included in cost of sales related to closed-out projects. Homebuilding gross profit, excluding this charge, was $77 million during the quarter compared to $97 million in the third quarter of 2018, resulting in a gross margin percentage of 16.5%. Our adjusted homebuilding gross profit, excluding interest, as well as the charge above, was $96 million. Our adjusted homebuilding gross margin percentage was 20.6% during the third quarter. Our sales incentives as a percentage of revenue for homes closed during the third quarter were 2.7%, down from the second quarter level of 2.9%.

Our sales and marketing expense for the third quarter was 5.4% of homebuilding revenue, flat when compared to the year-ago quarter despite lower homebuilding revenue, primarily due to operational efficiencies and savings across all divisions. General and administrative expenses were flat year-over-year on an absolute dollar basis; however, as a percentage of homebuilding revenue, G&A expenses increased to 6.5%, compared to 5.6% in the year-ago quarter. This combined for a total SG&A expense of 11.9% of revenue for the third quarter, compared to 11% in the prior year period.

As Matt mentioned, during the third quarter we completed the integration of our existing mortgage joint venture operations and loan pipeline into our wholly-owned ClosingMark platform. ClosingMark generated $3.4 million of income and our unconsolidated mortgage joint ventures recorded income of $0.3 million for a total combined Financial Services income of $3.7 million for the quarter, up from $500,000 in the third quarter of last year.

Included in other income for the quarter was profit of $4.3 million related to our first multifamily apartment sale from our ancillary business that Matt mentioned previously.

On July 9, 2019, we closed on a $300 million senior notes offering at a coupon rate of 6.625%. The proceeds from the offering were used to redeem a majority of the $350 million 7% Senior Notes due 2022 on August 15, 2019. In conjunction with the transaction, the Company recorded a loss on extinguishment of debt, net of tax of $1.4 million.

Provision for income tax was $4.8 million, for an effective tax rate of 21.5%. This compares to $9 million or 22% in the year ago period.

Adjusted pre-tax income for the quarter was $30.8 million, after adjusting for the inventory charge and the loss on extinguishment of debt, compared to $40.8 million in the year ago period.

Net income attributable to non-controlling interest was $8.0 million during the third quarter, as compared to $5.3 million in the prior year.

Net income available to common stockholders during the third quarter was $9.5 million, or $0.24 per diluted share, based on 39.2 million fully diluted shares. Adjusted net income was $16.1 million, or $0.41 per diluted share.

Our land acquisition spend for the third quarter was $85.5 million, including land acquisition and horizontal development costs. At the end of the quarter our total lots owned and controlled were 29,242. Option lots accounted for 40% of our total lot inventory.

Now turning to our balance sheet.

We ended the quarter with $2.3 billion in owned real estate inventories, $3 billion in total assets, and total equity of $1 billion.

At the end of the quarter our total liquidity was approximately $248 million, including our cash balance and the availability under our revolving credit facility.

Our total debt to book capitalization was 57.7% at the end of the quarter, and our net debt to net book capitalization was 56.9%.

Now, I’ll turn it back to Matt for closing remarks.

Matt Zaist: Thanks Colin.

This concludes our call today. I would like to thank all of you for joining. I would also like to thank all of you who have followed William Lyon Homes over the past 6 years. We look forward to updating you on the proposed transaction. Have a great day, good bye. Adios.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of William Lyon Homes, a Delaware corporation (“William Lyon Homes”), or Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of William Lyon Homes and Taylor Morrison and the ability to recognize the anticipated benefits from the combination of William Lyon Homes and Taylor Morrison, and the amount of time it may take to realize those benefits, if at all; the risks associated with William Lyon Homes’ and Taylor Morrison’s ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of William Lyon Homes, Taylor Morrison, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for William Lyon Homes’ and Taylor Morrison’s homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of William Lyon Homes or Taylor Morrison from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in William Lyon Homes’ and Taylor Morrison’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither William Lyon Homes nor Taylor Morrison has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between William Lyon Homes and Taylor Morrison, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of William Lyon Homes and Taylor Morrison that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). William Lyon Homes and Taylor Morrison plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF WILLIAM LYON HOMES AND TAYLOR MORRISON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLIAM LYON HOMES, TAYLOR MORRISON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by William Lyon Homes and Taylor Morrison through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223, and will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060.

Participants in the Merger Solicitation

William Lyon Homes, Taylor Morrison, and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of William Lyon Homes and Taylor Morrison in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019, and information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019. These documents are available free of charge as described above.